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                                                                     Exhibit 8.1


FINN DIXON & HERLING LLP
One Landmark Square
Stamford, Connecticut 06901
Telephone (203) 325-5000
Facsimile (203) 348-5777



                          March 30, 1999


Board of Directors
Reunion Industries, Inc.
One Stamford Landing
62 Southfield Avenue
Stamford, Connecticut 06902

Gentlemen:

     We have acted as special tax counsel to Reunion Industries, Inc., a Delaware corporation (the "Company"), in connection with the proposed execution and delivery of the Merger Agreement, dated as of March 30, 1999 (the "Merger Agreement"), between the Company and Chatwins Group, Inc., a Delaware corporation ("CGI"). In connection with your approval of the Merger Agreement, you propose to (i) except the transactions contemplated by the Merger Agreement from the transfer restrictions contained in Article V of the Certificate of Incorporation of the Company (the "Transfer Restrictions"), and (ii) extend the Transfer Restrictions to the date which is three years from the date of consummation of the Merger provided for in the Merger Agreement (the "Merger").

     In our capacity as such counsel we have reviewed the proposed Merger Agreement and the Company's Certificate of Incorporation and such other documents, records and legal matters as we have deemed necessary or relevant for purposes of issuing the opinions hereinafter expressed. Capitalized terms used herein and not otherwise defined herein are used with the meanings ascribed to such terms in the Certificate of Incorporation of the Company.

     You have advised us that:

        a.      A principal purpose of the Merger is not the evasion or
avoidance of federal income tax through utilization of the net operating loss carryovers (including any "net unrealized built-in loss," as defined under applicable law), capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers (the "Tax Benefits") to which the Company is entitled pursuant to the Internal
Revenue Code of 1986, as amended, or any successor statute (collectively, the "Code "), and the Treasury Regulations promulgated thereunder (the "Treasury Regulations");
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        b.      Since March 30, 1996, (i) no Person has made any Transfer of any shares of stock of the Corporation to any other person prohibited by Section 5.1(2) of the Certificate of Incorporation of the Company, except that an aggregate of 17,465 shares of Company Common Stock has been issued to Persons who were and remain members of the Company's Public Group and that approximately 7% of the Company's outstanding Common stock has been acquired by Stanwich Financial Services Corporation from Parkdale Holdings N.V., and (ii) there has been no transfer of the ownership interests in any entity that directly or indirectly owns 5% or more of the Company Common Stock, except for transfers to Persons whose indirect ownership of Company Common Stock was attributed to the transferor under the constructive ownership rules of Section 382 of the Code and the Treasury Regulations thereunder, and except for certain transfers which, in the aggregate, did not result in an increase in the indirect ownership of Company Common Stock of any 5-Percent Shareholder of more than two percentage points.

        c. If any Transfer of any shares of stock of the Company occurs within three years after consummation of the Merger which would be prohibited by
Article V of the Certificate of Incorporation, but for the occurrence of the Expiration Date referred to therein (the "Original Expiration Date"), the Tax Benefits that could be utilized by the Company may be limited;

        d. You intend to extend the Original Expiration Date to the date which is the earlier of (x) the day after the third anniversary of the effectiveness of the merger of CGI with and into the Company provided for in the Merger Agreement, (y) repeal of Section 382 of the Code if the Board of Directors determines that the restrictions are no longer necessary, and (z) the beginning of a taxable year of the Company as to which the Board of Directors determined prior to the beginning of such taxable year that no Tax Benefits may be carried forward, unless the Board of Directors fixes an earlier or later date in accordance with Section 5.7 of Article V of the Certificate of Incorporation of the Company (the "Amended Expiration Date").

        e. The preferred stock of Reunion (the "Preferred Stock") to be issued pursuant to the Merger Agreement shall be nonvoting, nonconvertible stock. The Preferred Stock shall not participate in corporate growth to any significant extent and, upon redemption or liquidation, shall be entitled to payment of an amount no greater than the Initial Redemption Value (as defined in the Merger Agreement) of such Preferred Stock plus all accrued but unpaid dividends.

     Based upon and subject to the foregoing, we are of the opinion that:

        1. For federal income tax purposes, permitting the Company to issue up to 9,000,000 shares of its Common Stock, par value $.01 per share, as contemplated by the Merger Agreement, will
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not jeopardize the Company's full utilization of the Tax Benefits either by subjecting such Tax Benefits to the limitations of Section 382 of the Code and the Treasury Regulations thereunder or by resulting in the disallowance of such Tax Benefits under Section 269 of the Code.

        2. The extension of the Original Expiration Date to the Amended Expiration Date is necessary or desirable to preserve the Tax Benefits under the Code and the Treasury Regulations.

        Members of this firm are attorneys admitted to practice in the States of Connecticut and New York and we express no opinion as to any laws or regulations of any jurisdiction other than Connecticut and New York except the federal laws of the United States of America and the Delaware General Corporation Law.

        We hereby consent to the filing of this letter as an exhibit to the Registration Statement and further consent to the use of our name under the headings "Legal Matters" and "Proposal 1: The Merger--Other Merger-Related Matters" in the Proxy Statement/Prospectus which forms a part thereof. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

        This opinion is given as of the date hereof. We assume no obligation to update or supplement this opinion to reflect any facts or circumstances, or changes in law, which may hereafter occur or come to our attention or any changes in law which may hereafter occur. The opinions given herein are limited to those opinions expressly set forth herein and therein and no other opinions shall be implied. This opinion is given solely for your benefit and may not be relied upon by any other person or entity, and may not be disclosed, except with the prior express written consent of a member of this firm, to any other person or entity.


                              Very truly yours,

                              /s/ FINN DIXON & HERLING LLP